October 18, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Re: BYTE Acquisition Corp.
Registration Statement on Form S-4
Filed September 11, 2023
File No. 333-274464

Ladies and Gentlemen:

Set forth below are the responses of BYTE Acquisition Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2023, with respect to the Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-274464, filed with the Commission on September 11, 2023. The Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-4, September 11, 2023

Cover Page

1.	We note that the registration statement refers to PIPE Financing. Please revise the cover page to highlight the terms of the PIPE Financing. Also expand your disclosure on the cover page and throughout the filing to highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE Financing.

Response: The Company acknowledges the Staff’s comment and respectfully notes that, as of the date of the filing of Amendment No. 1, there is no commitment for any PIPE Financing. The Company has revised its disclosure on the cover page and throughout Amendment No. 1 accordingly.

2.	Disclose whether the consummation of any PIPE Financing is a condition of closing or whether the Minimum Cash Condition may equal or exceed $7 million without any PIPE Financing.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page and throughout Amendment No. 1 accordingly.

3.	You disclose that the Insiders will be able to approve all of the proposals even if all other outstanding shares are voted against such proposals. You also disclose that the Maximum Redemptions Scenario assumes 71.9% of the outstanding Public Shares are redeemed. Please clarify whether any amount of redemptions may cause the parties to be unable to meet the Minimum Cash Condition and therefore result in the inability to approve all of the proposals.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the Company expects the Minimum Cash Condition to be satisfied through the Non-Redemption Agreements. The Company has revised its disclosure on the cover page and throughout Amendment No. 1 accordingly.

4.	Please revise the cover page and prospectus summary to disclose the voting power percentage of your directors and executive officers and that you expect to be a “controlled company” post-business combination and provide a cross-reference to your risk factor disclosure and the longer discussion of the exemptions available to you as a “controlled company.”

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page and throughout Amendment No. 1 accordingly.

Risk Factors, page 49

5.	In your risk factors, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 73-75 of Amendment No. 1 accordingly.

Historically, existing customers have expanded their relationships..., page 48

6.	We note your disclosure that Airship AI depends on a relatively small number of customers. To add context to this disclosure, please revise to disclose the number of customers for each period presented. In addition, for each customer that provided greater than 10% of revenue, quantify the specific percentage each represented for each period. Finally, disclose the details of any material agreements with your top two customers and file the agreements as exhibits, or tell us why it is not required.

Response: The Company acknowledges the Staff’s comment and notes for the Staff that Airship AI has revised its disclosure on page 49 of Amendment No. 1 to provide the total number of customers for each period presented and the specific percentage each customer that provided greater than 10% of revenue represented for each period. For the Staff’s information, Airship AI does not have any master service agreements with its customers. For its government agency customers, Airship AI must submit and complete standard bidding forms which contain all the applicable terms and conditions for its service offerings. For its commercial customers, the customers submit detailed purchase orders which generally contain all the key terms and conditions, but such purchase orders may be supported by separate statements of work for particular projects. No single purchase order is a material contract under Regulation S-K Item 601(b)(10). Accordingly, Airship AI does not believe it is required to file the purchase orders as exhibits. However, the disclosure has been revised on page 49 of Amendment No. 1 to describe the material terms of the purchase orders.

We are currently an emerging growth company..., page 79

7.	Expand your risk factor disclosure to describe how and when a company may lose emerging growth company status.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 71 and 82 of Amendment No. 1 accordingly.

The underwriters of the IPO were to be compensated in part on a deferred basis..., page 80

8.	We understand that Citigroup, the lead underwriter in your SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Disclose whether Citigroup provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Citigroup was waiving the deferred fees, despite already completing their services, please indicate so in your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 20, 83-84, and 104 of Amendment No. 1 accordingly.

BYTS Board of Directors’ Reasons for the Approval of the Business Combination, page 107

9.	We note your disclosure that “Airship AI is operating in the Edge AI Software Market that is projected to grow at a ~25% CAGR to approximately $3.5 billion by 2029E and the Edge AI Hardware Market that is projected to grow at a ~19% CAGR to approximately $39 billion by 2030E.” Please revise to address how you calculated or determined these amounts. In addition, provide a source for each of your market and industry statements throughout the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 109 and 218 of Amendment No. 1 accordingly.

The Business Combination Proposal

Certain Projected Financial Information for Airship AI, page 108

10.	Please expand your disclosure of the material assumptions underlying the financial projections to also include any limitations or other estimates. Expand your disclosure to provide additional detail and quantification of all the material assumptions used, including those related to the sales pipeline report to forecast revenue by customer and project. Given that the revenue and gross margin forecasts are based on such sales pipeline report, disclose the details and assumptions of such report.

Response: The Company believes that the material assumptions underlying the financial projections include any relevant limitations or other estimates that would be helpful to investors. Airship AI has expanded the disclosure on page 113 of Amendment No. 1 to provide additional detail and quantification of the material assumptions related to the sales pipeline report.

Material U.S. Federal Income Tax Considerations, page 162

11.	We note that BYTS intends for the Domestication and the Merger to qualify as a reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 15, 87, and 166-174 of Amendment No. 1. Additionally, White & Case LLP will deliver an opinion that the Domestication should qualify as a reorganization under section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and Loeb & Loeb LLP will deliver an opinion that the Merger should qualify as a reorganization under section 368(a) of the Code. Forms of such opinions have been filed as Exhibits 8.1 and 8.2 to Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, page 184

12.	Please revise to indicate the $198,000 adjustment to accumulated deficit relates to pro forma balance sheet adjustment (5).

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 193 of Amendment No. 1 accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, page 189

13.	Please provide us with your detailed calculations to arrive at pro forma adjustment (4). Specifically, tell us how you determined the $2,054 adjustment to common stock, the $9.61 million adjustment to additional paid-in capital, and the $9.65 million adjustment to accumulated deficit. Please revise, as appropriate, to provide additional disclosure that supports these calculations.

Response: The Company has set forth below the detailed calculation to support and reflect the recapitalization of Airship AI through (a) the contribution of all the share capital in Airship AI to Airship Pubco Common Stock, (b) the issuance of 13,693,215 Airship Pubco shares, (c) the forfeiture of an aggregate of 2,269,437 shares in connection with the Parent Support Agreement consisting of 1,000,000 founder shares to be forfeited at Closing and 1,269,437 of the Share Contribution shares subject to forfeiture at Closing, (d) the surrender of the Class B Ordinary Share of the Company, and (e) the elimination of the historical accumulated deficit of the Company of $9.71 million as adjusted and calculated below, of the legal acquiree, consisting of $16.28 million historical accumulated deficit as of June 30, 2023 plus the waived underwriting fee of $11.33 million and transaction costs totaling $4.76 million.

Class A ordinary shares reconciliation:

Class B ordinary shares converted to Class A ordinary shares at par	$912
Issuance of 13,693,215 shares at par	1,369
Forfeiture of Sponsor Class A ordinary shares at par	(227)
Total Class A ordinary shares adjustment at par	$2,054

BYTS historical accumulated deficit elimination reconciliation in millions:

Historical accumulated deficit	$16.28
BYTS waived underwriting fee	(11.33)
BYTS transaction cost settled in cash	2.81
BYTS transaction cost settled in stock	3.38
Accrued transaction cost included in balance sheet	(1.43)
Total eliminated historical accumulated deficit	$9.71
Less historical Airship capital to be recapitalized	$0.04
Net impact to additional paid in capital	$9.67

Information About Airship AI, page 210

14.	We note your statements here and on pages 212 and 213 that you expect predictable, long-term recurring revenue from your support and maintenance agreements. Tell us what consideration was given to disclosing recurring revenue in your key performance indicator disclosure on page 217. If management uses recurring revenue to manage the business, revise to disclose how you define and calculate this measure, how you track it, and the amount of recurring revenue for each period presented. Include discussion of any significant changes in the amount from period to period. Refer to SEC Release 33-10751.

Response: For the Staff’s information, Airship AI considered and determined not to disclose recurring revenue as a key performance indicator. Historically, a majority of Airship AI’s product revenue consisted primarily of a bundled hardware and software product and to date it has sold or licensed a minimal amount of standalone software. In the future, Airship AI expects to see more delivery of its products using a cloud based software solution which will allow it to create additional subscription revenue. As Airship AI grows and increases its product offerings and customer base, Airship AI intends to consider more advanced key performance indicators such as recurring revenue. Airship AI has revised its disclosure on page 221 of Amendment No. 1 to provide more detail in this regard.

15.	We note your disclosure that you “specialize in ingesting data from edge-based sensors...including surveillance cameras (video), audio, telemetry, acoustic, seismic, and autonomous devices.” Please revise to provide a more detailed discussion regarding the specific data points or types of data your artificial intelligence platform collects and utilizes from each of the identified sources. As one example, it is unclear whether the surveillance camera data collected and used includes facial or gait recognition, or other forms of identifying data. In addition, clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets or from your other customers, or if they are closed-loop systems.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 214 of Amendment No. 1 accordingly.

16.	Please revise to more clearly explain what “dark” and “unstructured” data are, as well as how “edge” AI differs from artificial intelligence more generally.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 214 of Amendment No. 1 accordingly.

17.	Please revise to provide a more complete discussion regarding how your AI models operate including how your AI models structure data from the various inputs and the specific data points customers receive. As a non-exclusive example, we note your disclosure that “Airship Command is our suite of visualization tools that allow customers to interact with their data and devices securely and efficiently” but it is unclear what visualization and structured data customers have access to and specifically how it can increase efficiency and operational metrics.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 214 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Airship AI

Key Performance Indicators, page 217

18.	We note your qualitative discussion of certain key performance indicators. Please revise to provide quantitative information related these measures for each period presented and include a discussion of any significant fluctuations in the measures from period to period. Refer to SEC Release 33-10751.

Response: As discussed in response to Comment 14, Airship AI’s product revenue has consisted primarily of a bundled hardware and software product and to date it has sold or licensed a minimal amount of standalone software. Airship AI has historically evaluated its business from a customer standpoint and not based on the key performance indicators. Accordingly, Airship AI believes that providing such quantitative information related to these measures would not be helpful to investors. The key performance indicators disclosed in Amendment No. 1 are the measures Airship AI believes will apply to its business in the future as it grows and increases its product offerings and customer base. Airship AI has revised its disclosure on page 221 of Amendment No. 1 to add more detail in this regard.

Liquidity and Capital Resources as of June 30, 2023 and 2022, page 221

19.	Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 225-226 of Amendment No. 1 to discuss liquidity and ability to operate for at least the next twelve months.

Critical Accounting Policies and Estimates, page 223

20.	We note that your disclosures here appear to provide information similar to that in your summary of significant accounting policies disclosures in Note 2. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 228-229 of Amendment No. 1 to only mention those accounting policies involving significant estimates.

Management of Airship Pubco Following the Business Combination
Board Composition, page 228

21.	Please expand your disclosure here to identify how many Board members each party will designate to the Airship Pubco Board.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 232 of Amendment No. 1 accordingly.

Airship AI Holdings, Inc. Consolidated Statements of Operations and Comprehensive Loss, page F-64

22.	Revise to disclose revenue and cost of revenue related to sales of products, i.e. hardware, separately from sales of services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Airship AI has revised its disclosure on pages F-42 and F-64 of Amendment No. 1 accordingly.

Airship AI Holdings, Inc. Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-69

23.	We note your disclosure on page 212 that you offer both enterprise and edge software and software-as-a-service (SaaS). You also refer to software license renewals on page F-74. Please explain to us in your response the details of each of your software offerings. Also, revise your revenue recognition policy to include a thorough discussion of all your software offerings and how that revenue is recognized and ensure this disclosure aligns with disclosure elsewhere in the filing.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Airship AI has revised its disclosure to remove any discussion of specific product revenue. Airship AI’s accounting policy for revenue recognition has been modified on pages F-48 to F-49 and F-69 to F-70. Airship AI has clarified that historically the majority of its revenue has come in the form of a bundled hardware and software product and it has sold a limited amount of standalone software or licenses.

24.	We note your disclosure on page 48 that you generally offer five-year contract terms, but some customers enter shorter-term contracts such as one-year subscriptions with an option to renew. Please revise here to disclose your typical contract terms, including length of contracts, renewal options and payment terms. Please also tell us how much revenue in each period is generated from multi-year contracts versus one-year contracts that must be renewed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Airship AI has revised its disclosure of its revenue recognition policy on pages F-48 to F-49 and F-69 to F-70 of Amendment No. 1. The amount of revenue earned from Airship AI’s post contract support contracts is also disclosed for those contracts less than one year and more than one year.

25.	Revise to disclose how you determine and allocate the transaction price for the hardware and software components in contracts with multiple-performance obligations. Refer to ASC 606-10-50-20.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Airship AI has revised its disclosure of its revenue recognition policy on pages F-48 to F-49 and F-69 to F-70 of Amendment No. 1.

5. Revenues

Disaggregation of Revenue, page F-74

26.	Please reconcile for us your disaggregation disclosures here to the revenue mix disclosures on page 212.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Airship AI addressed this comment by removing any specific product revenue figures in its discussion of revenue mix. The disaggregated information in Footnote 5, Revenues, on pages F-54 and F-75, agrees with the statement of operations on pages F-42 and F-64.

General

27.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 38-40 and 122-124 of Amendment No. 1 accordingly.

28.	Please tell us whether the BYTS directors and officers have any interests in Airship AI, and revise as appropriate.

Response: The Company respectfully advises the Staff that the Company’s directors and officers do not have any interests in Airship AI.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Samuel Gloor, BYTE Acquisition Corp.

Victor Huang, Airship AI Holdings, Inc.

Loeb & Loeb LLP